Exhibit 99.2

WWW.FINANCIALEXPRESS.COM FINANCIAL EXPRESS 1048 TRANSACTION VALUED AT 10,874 CRORE Adani to exit Wilmar JV VIVEAT SUSAN PINTO Mumbai, July 17 THE ADANI GROUP will fully exit AWL Agri Business for 10,874 crore, it said on Thurs day, ceding control to its Singa pore-based joint venture part-ner Wilmar International. The latter’s stake in AWL Agri, formerly Adani Wilmar, will rise to 64% bringing to an end one of the longest-running joint ventures in India. The IV, which began in 1999, saw both Adani and Wilmar hold nearly 44% each in the company. Adani Commodities, which holds a 30.42% stake in the company, will sell 20% stake to Wilmar unit Lence for 27,150 crore at 275 a share. The bal ance 10.42% will be sold to “a set of pre-identified investors”, Adani Enterprises, the flagship company of the Adani Group, said, without specifying who these investors were. The latest communication is part of an exit process that was first set in motion in December last year, when the Adani Group had indicated that it would get out of the fast moving consumer goods (PMCG) business to focus on its core infrastructure and energy verticals. In January thisyear, it executed an offer for sale, offloading 13.5% of its nearly LONG ASSOCIATION TO END Wilrnar international’s stake in AWL Agri, formerly Adani Wilmar, will rise to 64% after the transaction The JV, which began in 1999, saw both Adani and Wilmar hold nearly 44% each in the company 44% stake in the company at 4,855 crore at 1276.51 a share. Together, Adani will realise a total of 15,729 crore from the stake sale in the com pany. AWL. Agri stock rallied over 8% to the day’s high of 283.85 on the BSE, following the announcement. It closed at 279.65, up 6,6%. The Adani Group plans to use the proceeds from the sale to turbocharge its investments in infrastructure, energy and utility, transport and logistics, as well as other adjacencies such as real estate and con struction. While AWI. Agri’s ownership has undergone a change, the management, led by MD & CEO Angshu Mallick, fortune Fortune Adani Commodities, which holds a 30.42% stake in the company, will sell 20% stake to Wilmar unit Lence for 27,150 crore at 275 a share remains intact. On Tuesday, Mallick, an FMCG veteran, said that the company, which has brands such as Kohinoor and Fortune, and remains strong in the west and north of India, was look-ing to beef up its presence in the southern and central parts of the country via acquisitions of food companies in condi ments and kitchen essentials. Its last acquisition (in March 2025) was of Delhi-based GD Foods, which makes the Tops brand of pickles and sauces. The company closed FY25 with a consolidated revenue of 63,672 crore. From a portfolio perspec-tive, Mallick said that the com The balance 10.42% will be sold to “a set of pre-identified investors” AWL Agri stock rallied over 8% to touch the day’s high of 283.85 on BSE, following the announcement pany was looking to enter new categories such as organic foods and cold-pressed edible oils via acquisitions. Its foods business crossed 6,000 crore in FY25 and contributes 10% to its top line. Edible oil, led by the Fortune brand, contributes around 78% to its top line while industry essentials, led by oleochemicals, contributes 12% to its turnover. The company has also lined up capital expenditure of over 21,000 crore in FY26 to beef up capacity in oleochemicals, foods and edible oils. The com panyisalsoeyeing mid-to-high teen revenue growth in FY26, led by a consumption uptick starting August, Mallick said. L&T chairman remuneration jumps 50% to 76.25 cr L&T’s Subrahmanyan was in the spotlight months ago for endorsing a 90-hour work week PRESS TRUST OF INDIA New Delhi, July 17 THE REMUNERATION OF Larsen & Toubro chairman S N Subrahmanyan, who came into the spotlight months ago for endorsinga 90-hourwork week, Increased by almost 50% to 76.25 crore in PY25 over FY24. According to the company’s annual report, the rise was mainly on account of stock options exercised during the year. Subrahmanyan was paid a remuneration of 751.05 crore in 2023-24. The value of employee stock options (ESOP) exercised by the chairman during the last finan-cial year stood at 15.88 crore. In comparison, it was zero in 2023-24. The report further said that while the remuneration of the company’s whole-time director and CFO R Shankar Raman stood at 37.33 crore in FY25, Subramanian Sarma, the deputy managing director & president of the infrastructure major, earned 44.55 crore. The Larsen & Toubro chair-man, a few months back, sparked an online outrage with his.comments advocating a 90-hour work week and suggesting that employees should even give up Sundays. Vedanta’s HZL brand fee deal under Viceroy cloud URVI MALVAÍÉÁ Mumbai, July 17 US SHORT SELLER Viceroy has accused Vedanta in a fresh report of violating its shareholding agreement with the government citing the way the mining con glomerate collects brand fees from Hindustan Zinc (HZL). The report, quotinga whistle blower, claims that the fees is not only unjustified but may also trigger legal clauses that could cost Vedanta billions of dollars. Both Vedanta and the govern ment have shareholding in HZI. Vedanta introduced a brand and strategic services (BSS) fee in 2022, changing HZL for using the Vedanta name. However, the report points out, HZL. neither uses the brand nor receives any meal services in return. The report also alleged the brand fee, which is set at 2-3% of the projected turnover, was pushed through without mandatory approval from gov UNDER FIRE The report claims that the fees is not only unjustified but may cost Vedanta billions Vedanta introduced a brand & strategic services fee in 2022, charging HZL for using the Vedanta name ernment-appointed directors on the HZLboard, violating a share holder agreement signed when thegovernment divested major itycontrol in the company. It also noted that HZL has paid 1,562 crore over the past three years, whichamounts to around 5% of its turnover during that period. Under this agreement, any major related-party deal-espe Indian Hotels Q1 profit up 19% SWARAJ BAGGONKAR Mumbai, July 17 INDIAN HOTELS COMPANY (IHCL), one of India’s biggest hotel companies, saw its net profit rise 19% year-on-year to 296 crore in the June quarter, driven by strong growth in revenues. The Mumbal-based Tata group company saw its consol idated revenue from opera-tions jump 32% y-o-y to 2,041 crore. Operating Ebitda (earning before interest, tax, depreciation and amortisa tion) margin stood at 28.3%, down 0.8% y-o-y. The company missed the Bloomberg net profit esti mate of 321 crore but beat the revenue estimate of 21,976 crore. Puneet Chhatwal, Manag ing Director & CEO, IHCI, said, “The sector faced multiple cially those involving company directors or group firms-requires special consent from the government. By not seeking this, Vedanta may have triggered what the agreement terms an “event of default” This brench gives the govern ment the right to invoke a “sov-ereign put or call option” which means that it can either buy Vedanta’s stake in HZLat a 25% discount, or force Vedanta to buy its stake at a 25% premium. Either scenario would signifi cantly hurt Vedanta financially, the report said. The brand fee arrangement also reportedly includes a hidden clause that would perialise H21. heavily if it tried to exit the deal, making it hard to reverse. The report claims the whistleblowers have informed Viceroy that this clause was inserted to help Vedanta Resources (VRI), also a promoter company in Vedanta, borrow money using the HZL contract as collateral. PUNEET CHHATWAL, MD & CEO, IHCL The Pahalgam attack followed by the Israel-Iran conflict led to partial air closures resulting in hotel cancellations. But we outperformed the industry headwinds in Q1. The Pahal-gam attack followed by the Israel-Iran conflict led to par-tial air closures resulting in hotel bookings cancellations. But we outperformed the industry.” KKR: India a compelling investment destination, a bright spot globally FE BUREAU Mumbai, July 17 LEADING GLOBAL INVEST-MENT firm KKR has high-lighted India as a compelling investment destination, citing its stability, expanding capital markets and resilient con-sumer base in its 2025 Mid-Year Global Macro Outlook. Henry McVey, chief invest-ment officer of KKR’s Balance Sheet and Head of Global Macro and Asset Allocation, stated India’s growth prospects and favourable mar ket conditions make it an attractive opportunity for Investors. India’s strong fundamen-tals, including its stable growth expectations and ongoing monetary easing, position it as a bright spot in the global economy. KKR’s positive out LONG-TERM SUCCESS STORY KKR cited India’s strong fundamentals, including its stable growth expectations and ongoing monetary easing in its assessment look on India is driven by the country’s expanding capital markets, resilient consumer base and potential for opera tional improvement in various sectors. KKRbelieves India will con-tinue to be a long-term success story. As part of its investment strategy, KKR has invested sig nificantly in India’s infrastruc ture market, particularly in LISTE NYS KKR renewable energy, roads, and highway projects and remains bullish on the country’s domestic consumption story. While KKR also highlighted opportunities in other mar kets, such as China’s techno-logical innovation and Japan’s corporate restructuring, India stands out as a key investment destination in the Asia Pacific region. KKR’s positive outlook on india is driven by the country’s expanding capital markets, resilient consumer base and potential for operational improvement in various sectors It believes India will continue to be a long-term success story It sees india standing out as a key investment destination in the Asia Pacific region Globally, KKR’s outlook is positive, driven by attractive financial conditions, a global easing cycle, and ongoing pro-ductivity gains. By focusingon assets with collateral-based cash flows, operational improvement potential, or inflation-linked contracts, investors can capitalise on emerging opportunities in India and other markets. FRIDAY, JULY JULY 18, 202 COMPANIES 5 wipro EXTRACT OF AUDITED FINANCIAL RESULTS OF WIPRO LIMITED AND ITS SUBSIDIARIES FOR THE QUARTER ENDED JUNE 30, 2025 Consolidated Audited Financial Results of Wipro Limited under IFRS (in millions, except per share data, unless otherwise stated) Particulars Quarter ended June 30, 2025 Year ended March 31, 2025 Quarter ended June 30, 2024 Revenue from operations 221,346 890,884 219,838 Profit before tax 42,583 174,957 40,216 Profit after tak 33,365 132,180 30,366 Total comprehensive income for the period 40,201 136,443 29,197 Paid-up equity share capital (Par value of 2 per share) 20,965 20,944 10,460 Reserves excluding non-controlling intarest as shown in the Audited Statement of Financial Position 807,365 807,365 739,433 Earnings per equity share (Par value of 2 per share) (EPS for quarter ended periods are not annualized) Basic: (in) Diluted: (in) 3.18 3.17 12.56 12.52 2.87 2.87 Balance for the quarter ended June 30, 2025 and year ended March 31, 2025 represent balances as per the Budited consolidated statement of financial position for the year ended March 31, 2025 and balance for the quarter ended June 30, 2024 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2024, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2016. The audited consolidated financial results of the Company for the quarter ended June 30, 2025 have been approved by the Board of Directors of the Company at its meeting held on July 17, 2025. The statutory auditors have expressed an unmodified audit opinion. Financial Results of Wipro Limited under Ind AS The financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter. Consolidated Audited Financial Results of Wipro Limited under Ind AS (in millions, except per share data, unless otherwise stated) Particulars Quarter ended June 30, 2025 Year ended March 31, 2025 Quarter ended June 30, 2024 Revenue from operations 221,346 890,884 219,638 Profit before tax 42,583 174,957 40,216 Profit after tax 33,365 132,180 30,366 Total comprehensive income for the period 40,184 136,328 29,198 Paid-up equity share capital (Par value of 2 per share) 20,965 20,944 10,460 Reserves excluding non-controlling interest! as shown in the Audited Balance Sheet 802,697 802,697 734,880 Earnings per equity share (Par value of 2 per share) (EPS for quarter ended periods are not annualized) Basic: (in) 3.18 12.56 2.87 Diluted: (in) 3.17 12.52 2.87 Balance for the quarter ended June 30, 2025 and year ended March 31, 2025 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2025 and balance for the quarter ended June 30, 2024 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2024, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results (under Ind AS) of the Company for the quarter ended June 30, 2025 have been approved by the Board of Directors of the Company at its meeting held on July 17, 2025, The statutory auditors have expressed an unmodified audit opinion, Standalone Audited Financial Results of Wipro Limited under Ind AS (in millions, except per share data, unless otherwise stated) Particulars Quarter ended June 30, 2025 Year ended March 31, 2025 Quarter ended June 30, 2024 Revenue from operations 171,954 685,750 167,953 Profit before tax 45.176 146,125 33,237 Profit after tax 36,961 109,131 24,047 Total comprehensive income for the period 37,341 109,688 24,709 The audited standalone financial results (under Ind AS) of the Company for the quarter ended June 30, 2025 have been approved by the Board of Directors of the Company at its meeting held on July 17, 2025. The statutory auditors have expressed an unmodified audit opinion. Vide its order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025. The Scheme has been accounted for under the “Pooling of Interests Method” as prescribed under Appendix C of Ind AS 103, “Business Combinations” as per the terms of the court order. Prior period numbers have been restated to give effect as if this merger had occurred from the beginning of the preceding period in the financial statements i.e. April 01, 2024. Notes: 1. The Board of Directors in their meeting held on July 17, 2025, declared an interim dividend of 5/-(U.S.$0.06) per equity share and ADR (250% on an equity share of par value of 2/-). 2. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Resulta are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com). Place: Bengaluru Date: July 17, 2025 -press.com BENGALURU By Order of the Board, For Wipro Limited Rishad A. Premji Chairman Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India Website: wipro.com | Email id: info@wipro.com | Tel: +91-80-2844 0011; Fax: +91-80-2844 0054 CIN: L32102KA1945PLC020800

ಾ್್ ಂಖಯೆ INC-26[ 30 ), 2014]ಕಂಪನಿಯ ನೋಂದಾಯಿತ ಕಚೇರಿಯನ್ನು ಒಂದು ರಾಜ್ಯದಿಂದ ಇನ್ನೊಂದು ರಾಜ್ಯಕ್ಕೆ ಬದಲಾಯಿಸಲು ಪತ್ರಿಕೆಯಲ್ಲಿ ಜಾಹೀರಾತು ಪ್ರಕಟಿಸಬೇಕು ದಕ್ಷಿಣ ವಲಯದ ಪ್ರಾದೇಶಿಕ ನಿರ್ದೇಶಕರ ಮುಂದೆ,-విగా (4) విధాణ 135 పశయదల్లి ಕಾಯಿದೆ, 2013 ಮತ್ತು ಕಂಪನಿಗಳ (ಸಂಘಟನೆ) ನಿಯಮಗಳು, 20142 30 (5)(2)ಮತ್ತುಸಿನಾಲಿ ಎಸ್ಪಿರಿಯನ್ಸ್ ಪ್ರೈವೇಟ್ ಲಿಮಿಟೆಡ್ ವಿಷಯದಲ್ಲಿಅದರ ನೋಂದಾಯಿತ ಕಚೇರಿಯನ್ನು ನಂ.335, 4ನೇ ಮುಖ್ಯರಸ್ತೆ, HAL 2ನೇ ಹಂತ ಇಂದಿರಾನಗರ ಬೆಂಗಳೂರು, ಕರ್ನಾಟಕ, ಭಾರತ, 5600 38,ಸೂಚನೆಜುಲೈ 15, 2025 ರಂದು ನಡೆದ ಹೆಚ್ಚುವರಿ ಸಾಮಾನ್ಯ ಸಭೆಯಲ್ಲಿ ಅಂಗೀಕರಿಸಿದ ವಿಶೇಷ ನಿರ್ಣಯದ ಪ್ರಕಾರ ಕಂಪನಿಯ ಮೆಮೊರಾಂಡಮ್ ಆಫ್ ಅಸೋಸಿಯೇಟನ್ಬದಲಾವಣೆಯ ದೃಢೀಕರಣವನ್ನು ಕೋರಿ ಕಂಪನಿ ಕಾಯಿದೆ. 2013 ರ ಸೆಕ್ಷನ್ 13 ರ ಅಡಿಯಲ್ಲಿ ಕೇಂದ್ರ ಸರ್ಕಾರಕ್ಕೆ ಅರ್ಜಿ ಸಲ್ಲಿಸಲು ಕಂಪನಿಯು ಪ್ರಸ್ತಾಪಿಸಿದೆ ಎಂದು ಸಾರ್ವಜನಿಕರಿಗೆ ಇಲ್ಲಿ ಸೂಚನೆ ನೀಡಲಾಗಿದೆ.ಕಂಪನಿಯು ತನ್ನ ನೋಂದಾಯಿತ ಕಚೇರಿಯನ್ನು ಕರ್ನಾಟಕ ರಾಜ್ಯ ದಿಂದ ಮಧ್ಯಪ್ರದೇಶ ರಾಜ್ಯ ಕೈ ಬದಲಾಯಿಸಲು ಸಕ್ರಿಯಗೊಳಿಸಲು.ಕಂಪನಿಯ ನೋಂದಾಯಿತ ಕಚೇರಿಯ ಪ್ರಸ್ತಾಪಿತ ಬದಲಾವಣೆಯಿಂದ ಆಸಕ್ತಿಯು ಪರಿಣಾಮ ಬೀರುವ ಸಾಧ್ಯತೆಯಿರುವ ಯಾವುದೇ ವ್ಯಕ್ತಿ MCA 21 ಪೋರ್ಟಲ್ನಲ್ಲಿ (www.mc.gov.in) ಹೂಡಿಕೆದಾರರ ದೂರು ನಮೂನೆ ಅಥವಾ ವಿತರಣೆಗೆ ಕಾರಣವನ್ನು ಸಲ್ಲಿಸಬಹುದು ಅಥವಾ ಅವರ / ಅವಳ ಆಕ್ಷೇಪಣೆಗಳ ನೋಂದಾಯಿತ ಪೋಸ್ಟ್ಎಂಸಿಎ, 5ನೇ ಮಹಡಿ, ಶಾಸ್ತ್ರಿ ಭವನ, 26, ಹ್ಯಾಡೋಸ್ ರಸ್ತೆ, ಚೆನ್ನ -200006, ತಮಿಳುನಾಡು, ಭಾರತ ಈ ನೋಟೀಸ್ ಪ್ರಕಟಣೆಯ ದಿನಾಂಕದ ಹದಿನಾಲ್ಕು ದಿನಗಳಲ್ಲಿ ಅರ್ಜಿದಾರ ಕಂಪನಿಗೆ ಪ್ರತಿಯೊಂದಿಗೆ ಅರ್ಜಿದಾರ ಕಂಪನಿಯ ಪ್ರತಿಯೊಂದಿಗೆ ಅದರ ನೋಂದಾಯಿತ ಕಚೇರಿಯಲ್ಲಿ ಕೆಳಗೆನಮೂದಿಸಿದ ವಿಳಾಸದಲ್ಲಿ:১০: 18.07.2025ಸ್ಥಳ: ಬೆಂಗಳೂರುಅರ್ಜಿದಾರರ ಪರವಾಗಿ ಮತ್ತು ಪರವಾಗಿ ಸಿನಾಲಿ ಎಕ್ಸಿರಿಯನ್ಸ್ ಪ್ರೈವೆಟ್ ಲಿಮಿಟೆಡ್ದುರ್ಗೇಶ್ ಕುಮಾರ್ ಸಿಂಗ್, ನಿರ್ದೇಶಕರುವಿಳಾಸ: ನಂ.315, 6ನೇ ಮುಖ್ಯ ರಸ್ತೆ, HAL 2ನೇ ಹಂತ, ಇಂದಿರಾನಗರ, ಬೆಂಗಳೂರು, ಕರ್ನಾಟಕ, ಭಾರತ, 560038Ê 2-2ಈ ಮೂಲಕ ಸೂಚಿಸುವುದೇನೆಂದರೆ DIGINXTHLT SOLUTIONS LLP, LLPIN AAS-7487 0 422, 9ನೇ ಮೈನ್, 1ನೇ ಬ್ಲಾಕ್, ಕಲ್ಯಾಣ್ ನಗರ್, ಹೆಚ್ಆರ್ಬಿಆರ್ ಬಡಾವಣೆ, ಬೆಂಗಳೂರು, ಬೆಂಗ ಳೂರು, ಕರ್ನಾಟಕ- 560043, ಭಾರತ, ಇದನ್ನು ಕಂಪನಿಗಳ ಕಾಯಿದೆ, 2013ರ ಸೆಕ್ಷನ್ 366ರ ಅಡಿ ಯಲ್ಲಿ ಖಾಸಗಿ ಲಿಮಿಟೆಡ್ ಕಂಪನಿಯಾಗಿ ಪರಿವರ್ತಿ ಸಲು ಪ್ರಸ್ತಾಪಿಸುತ್ತದೆ.ಈ ಪ್ರಸ್ತಾಪವನ್ನು ಆಕ್ಷೇಪಿಸುವ ಯಾವುದೇ ವ್ಯಕ್ತಿಅವನ/ಅವಳ ತನ್ನ ಆಕ್ಷೇಪಣೆಗಳನ್ನು ಈ ಪ್ರಕಟಣೆ ದಿನಾಂಕದಿಂದ ಇಪ್ಪತ್ತೊಂದು ದಿನಗಳ ಒಳಗಾಗಿ ಬೆಂಗಳೂರಿನ ಲ್ಲಿರವ ಕಂಪನಿಗಳ ರಿಜಿಸ್ಟ್ರಾರ್ ಕಳುದಿನಾಂಕ: 18/07/2025ಪಾಲುದಾರರ ಅದೇಶದಂತಸ್ಥಳ: ಬೆಂಗಳೂರು.ಸುಜಾತಾ ವಿಶ್ವೇಶ್ವರ, DPIN 08778127Dont mon DIGINXTHLT SOLUTIONS LLPಸಾರ್ವಜನಿಕ ಪ್ರಕಟಣೆನನ್ನ ಕಕ್ಷಿದಾರರಾದ ಶ್ರೀ. ಸಂತೋಷ ಕುಮಾರ್ ರೆಡ್ಡಿ .ವಿ ರವರ ಮಾಲೀಕತ್ವಕ್ಕೆ ಸೇರಿದ ಸ್ವತ್ತಾದ ನಿವೇಶನ ಸಂಖ್ಯೆ 179 ಕ್ಕೆ ಸಂಬಂಧಿಸಿದ ಕ್ರಯಪತ್ರ ದಾಸ್ತವೇಜು ಸಂಖ್ಯೆ 1512/1995-96 ಮತ್ತು ದಾಸ್ತವೇಜು ಸಂಖ್ಯೆ ఎ.ఎనో. 1-21381/2004-05 ಮತ್ತು ನಿವೇಶನ ಸಂಖ್ಯೆ 180 ಕ್ಕೆ ಸಂಬಂಧಿಸಿದ ದಾಸ್ತವೇಜು ಸಂಖ್ಯೆ 1511/1995-96 2 2.25.8-1-21383/2004-05 ಕ್ರಯಪತ್ರಗಳು ಕಳೆದು ಹೋಗಿರುತ್ತದೆ. ಸದರಿ ಕಳೆದು ಕೊಂಡಿರುವ ಬಗ್ಗೆ ದಿನಾಂಕ: 15.07.2025 dod ded ನೀಡಿರುತ್ತೇವೆ. ಆದ್ದರಿಂದ ಸದರಿ ಮೂಲ ಕ್ರಯಪತ್ರಗಳು ಯಾರಿಗಾದರೂ ಸಿಕ್ಕಿದಲ್ಲಿ ನನ್ನ ಕಛೇರಿಯ ಕೆಳಗಿನ ವಿಳಾಸಕ್ಕೆ ಮೂಲ ತಂದುಕೊಡಬೇಕಾಗಿ ಸಾರ್ವಜನಿಕರಲ್ಲಿ ಮನವಿ ಮಾಡಿಕೊಳ್ಳುತ್ತೇನೆ.ಕಛೇರಿ ವಿಳಾಸ : ಜಿ. ವಿಶ್ವನಾಥ್ ರೆಡ್ಡಿ, ವಕೀಲರು 2ನೇ ಮಹಡಿ, ಗೋಪಾಲ ರೆಡ್ಡಿ ಬಿಲ್ಡಿಂಗ್, ಟಿ.ವಿ.ಎಸ್. ಷೋರೂಂ ಹತ್ತಿರ, ಅತ್ತಿಬೆಲೆ, , Sortñ-562107. ¹: 9741253555ದಿನಾಂಕ: 17.07.2025, ಸ್ಥಳ : ಬೆಂಗಳೂರು SBIಭಾರತೀಯ ಸ್ಟೇಟ್ ಬ್ಯಾಂಕ್ಸೈಸ್ಟ್ ಅಸೆಟ್ಸ್ ರಿಕವರಿ ಶಾಖೆ211/90, 3ನೇ ಮಹಡಿ, ಟ್ರಸ್ಟ್ ವೆಲ್ ಆಸ್ಪತ್ರೆ ಎದುರು, ಜೆ. ಸಿ.ರಸ್ತೆ, ಬೆಂಗಳೂರು-56000229. 20. 080 - 25943663,080-25943664, -: sbi.05173@sbl.co.inనం. ఎనోఎ ఆరోది / డి ఇవి / ఎకో ఆరో బోఎలో/08.07.2025ಗೃಹ ಪರಿಕರಗಳನ್ನು ಮನೆಯಿಂದ ಹೊರ ತೆಗೆಯುವಿಕೆorf.1. ಶ್ರೀಮತಿ ಸ್ವಾತಿ ಆರ್. ಕೋಂ ಶ್ರೀ ಹರಿಪ್ಪ ಟಿ ಕೆಫ್ಲ್ಯಾಟ್ ನಂ. 201, ಟೆಂಪಲ್ ಬೆಲ್ಸ್ ಅಪಾರ್ಟ್ ಮೆಂಟ್ಸ್, ಟನೇ ಕ್ರಾಸ್, ಹನುಮಗಿರಿ ಕ್ಷೇತ್ರ, ಎಜಿಎಸ್ ಲೇಔಟ್, ಅರೆಹಳ್ಳಿ ಹತ್ತಿರ, ರಾಘವೇಂದ್ರ ಮಠ ರಸ್ತೆ, ಬೆಂಗಳೂರು-560061. ಹಾಗೂ : (1) ವಿಎಂ ವೇರ್ ಸಾಫ್ಟ್ವೇರ್ ಇಂಡಿಯ ಪ್ರೈ. ಲಿ.. ಕಲ್ಯಾಣಿ ವಿಸ್ತಾ, 192ಎ, 3ನೇ ಮೈನ್, ದೊರೆಸಾನಿಪಾಳ್ಯ, ಅಂತಪ್ಪ ಲೇಔಟ್, ಜೆ ಪಿ ನಗರ, 4ನೇ ಹಂತ, ಬೆಂಗಳೂರು-560076.2. ಶ್ರೀ ಹರಿತ್ಸ ಟಿ. ಕೆ., ಬಿನ್ ಶ್ರೀ ತಿಪಟೂರು ಸೀತಾರಾಮಯ್ಯ ಕ್ಷೇತ್ರವಾಲ ಮೂರ್ತಿಫ್ಲ್ಯಾಟ್ ನಂ. 201, ಟೆಂಪಲ್ ಬೆಲ್ಸ್ ಅಪಾರ್ಟ್ ಮೆಂಟ್ಸ್, 1ನೇ ಕ್ರಾಸ್, ಹನುಮಗಿರಿ ಕ್ಷೇತ್ರ, ಎಜಿಎಸ್ ಲೇಔಟ್, ಅರೆಹಳ್ಳಿ ಹತ್ತಿರ, ರಾಘವೇಂದ್ರ ಮಠ ರಸ್ತೆ, ಬೆಂಗಳೂರು-560061. ಹಾಗೂ : (1) ಒರಾಕಲ್ ಸೊಲ್ಯೂಷನ್ ಸರ್ವಿಸಸ್ (ಇಂಡಿಯ) ಪ್ರೈ. ಲಿ., 7ನೇ ಮತ್ತು 8ನೇ ಮಹಡಿ, ಕಾಮರ್ಸ್ @ ಮಂತ್ರಿ 12/1, 12/2, ನಾಯನಪ್ಪ ಶೆಟ್ಟಿ ಪಾಳ್ಯ ಗ್ರಾಮ, ಬನ್ನೇರುಘಟ್ಟ ರಸ್ತೆ, ಬೆಂಗಳೂರು-560076ಆತ್ಮೀಯ ಮೇಡಂ/ಸರ್ನಿಮಗೆ ತಿಳಿದಿರುವಂತೆ ಫ್ಲ್ಯಾಟ್ ನಂ. 201, ಎರಡನೆ ಮಹಡಿ, ಪೂರ್ವಾಭಿಮುಖವಾಗಿದ್ದು (3ಬಿಹೆಚ್ ಕೆ), ವಿಸ್ತೀರ್ಣ 1270 ಚದರ ಅಡಿಗಳ ಸುಪರ್ ಬಿಲ್ಡಪ್ ಪ್ರದೇಶ ಹೊಂದಿದ್ದು, ಅಪಾರ್ಟ್ ಮೆಂಟ್ ಕಟ್ಟಡವನ್ನು “ಟೆಂಪರ್ ಬೆಲ್ಸ್” ಎಂದು ಕರೆಯಲಾಗುತ್ತಿದ್ದು, ಸೈಟ್ ನಂ. 76, ಸರ್ವೆ ನಂ. 6/1, 30, 32, 33, 34, 37 ಮತ್ತು 38 ರಲ್ಲಿ ರಚಿತವಾಗಿದ್ದು, ಅರೆಹಳ್ಳಿ ಗ್ರಾಮ, ಉತ್ತರಹಳ್ಳಿ ಹೋಬಳಿ, ಬೆಂಗಳೂರು ದಕ್ಷಿಣ ತಾಲೂಕು, ಇಲ್ಲಿದ್ದು, ಅಕೌಂಟೆಂಟ್ ಜನರಲ್ಸ್ ಆಫೀಸ್ ಕೋ-ಆಪರೇಟಿವ್ ಹೌಸಿಂಗ್ ಸೊಸೈಟಿ ಲಿ. ಪ್ರಸ್ತುತ ಬೃಹತ್ ಬೆಂಗಳೂರು ಮಹಾನಗರ ಪಾಲಿಕೆ ವ್ಯಾಪ್ತಿಗೆ ಒಳಪಟ್ಟಿದ್ದು, ವಾರ್ಡ್ ನಂ. 184, ಬೆಂಗಳೂರು ಮತ್ತು ಬಿಬಿಎಂಪಿ ಖಾತಾ ನಂ. 76/76, ಎಜಿಎಸ್ ಲೇಔಟ್, ಬೆಂಗಳೂರು ಇಲ್ಲಿದ್ದು, ವಿಸ್ತೀರ್ಣ: ಪೂರ್ವಕ್ಕೆ: 80 ಅಡಿ, ಪಶ್ಚಿಮಕ್ಕೆ: 80 ಅಡಿ, ಉತ್ತರಕ್ಕೆ: 50 ಅಡಿ ಮತ್ತು ದಕ್ಷಿಣಕ್ಕೆ: 50 ಅಡಿ, ಒಟ್ಟು ವಿಸ್ತೀರ್ಣ 4000 ಚದರ ಅಡಿಯು ನಿಮಗೆ ಸೇರಿದ್ದು ಮತ್ತು 09.01.2025 ರಂದು ನ್ಯಾಯಾಲಯದ ಕಮಿಷನರ್ ರವರ ಆದೇಶದಂತೆ ಸಕ್ಷಮ ಪ್ರಾಧಿಕಾರಿಯವರ ಇನ್ವೆಂಟರಿ ಮತ್ತು ಪಂಚನಾಮೆ ನಡೆಸಲಾಗಿದ್ದು, ನಂತರ ಅದನ್ನು ಕೆಳಸಹಿದಾರರ ಸುಪರ್ದಿಗೆ ನೀಡಿರುತ್ತಾರೆ.ನೀವು ಈ ಫ್ಲ್ಯಾಟ್ ನ್ನು ಬಿಟ್ಟು ಹೋಗಿದ್ದು, ಅದಕ್ಕೆ ಬೀಗ ಹಾಕಿರುವುದರಿಂದ ಬೀಗಮುದ್ರೆ ಇರುವ ಫ್ಲ್ಯಾಟ್ ನ್ನು ಒಡೆದು ತೆರೆದು ಅದರಲ್ಲಿರುವ ಚರ ಸ್ವತ್ತುಗಳನ್ನು ಕೋರ್ಟ್ ಕಮಿಷನರ್ ರವರಿಂದ ನೀಡಲ್ಪಟ್ಟ ಪಂಚರವರ ಮುಂದೆ ಫ್ಲ್ಯಾಟ್ನ್ನು ಭೌತಿಕ ಸ್ವಾಧೀನತೆ ಪಡೆಯಲು ಸಕ್ಷಮ ಪ್ರಾಧಿಕಾರ ನ್ಯಾಯಾಲಯವು ಅನುಮತಿ ನೀಡಿದ್ದು, ಅದರಂತೆ ಪಂಚರವರ ಸಮ್ಮುಖದಲ್ಲಿ ಸ್ವಾಧೀನತೆ ಪಡೆಯಲಾಗಿದ್ದು, ಇದನ್ನು ನಿಮಗೆ ಬೇರೆಯಾಗಿಯೇ ತಿಳಿಸಲಾಗಿದೆ. ದಯವಿಟ್ಟು ತಿಳಿದುಕೊಳ್ಳಬೇಕಾದುದೇನೆಂದರೆ, ಹೇಳಲಾದ ವಸ್ತುಗಳೆಲ್ಲವೂ ಈಗಲೂ ಆ ಆವರಣದಲ್ಲೇ ಉಳಿದುಕೊಂಡಿದೆ.ನೀವು, ಆದುದರಿಂದ ಹೇಳಲಾದ ಆವರಣದಲ್ಲಿ ಇರುವಂತಹ ಎಲ್ಲಾ ವಸ್ತುಗಳನ್ನು ನಮ್ಮ ಪತ್ರ ಸಂ. ১৯৬৩/০৯/2/2/649 205 21.01.2025 50 7 2 2 , ನಮಗೆ ಖಾಲಿ ಆವರಣ ಸ್ವಾಧೀನದಲ್ಲಿರುವಂತೆ ವ್ಯವಸ್ಥೆ ಮಾಡಿ, ಖರೀದಿದಾರರಿಗೆ ಆಸ್ತಿಯ ಖರೀದಿಗೆ ಅನುಕೂಲವಾಗುವಂತೆ ನೋಡಿಕೊಳ್ಳಬೇಕು ಎಂದು ನಾವು ಮತ್ತೊಮ್ಮೆ ನಿಮಗೆ ನಮ್ಮ ಪತ್ರ ಸಂ. ಎಸ್ಎಆರ್ಬಿ/ಡಿಇಎ/ಎಸ್ಆರ್/ಹೆಚ್ ಎಲ್/22 ದಿನಾಂಕ 11.04.2025 ರಂತೆ ನೆನಪಿಸುತ್ತಿದ್ದೇವೆ. ಇನ್ವೆಂಟರಿ ದಿನಾಂಕ 09.01.2025 ರಂತೆ ನೀವು ನಿಮ್ಮ ಚರ ವಸ್ತುಗಳನ್ನು ಸ್ಥಳಾಂತರಿಸದೆ ಇದ್ದುದರಿಂದ ನಮ್ಮ ಮುಂದಿನ ವಸೂಲಾತಿ ಕ್ರಮಗಳಿಗೆ ಅಡಚಣೆಯುಂಟಾಗುತ್ತಿದೆ ಎಂದು ನಿಮಗೆ ತಿಳಿಸಲು ವಿಷಾದಿಸುತ್ತೇವೆ.ಇದೀಗ ಈ ಪತ್ರ ದಿನಾಂಕದಿಂದ 15 ದಿನಗಳೊಳಗಾಗಿ ಮೇಲಿನ ಆವರಣದಲ್ಲಿರುವ ನಿಮ್ಮೆಲ್ಲಾ ಚರ ಸ್ವತ್ತುಗಳನ್ನು ಸ್ಥಳಾಂತರಿಸಲು ವ್ಯವಸ್ಥೆ ಮಾಡಬೇಕು ಎಂದು ನಿಮಗೆ ಈ ಮೂಲಕ ಅಂತಿಮವಾಗಿ ಸೂಚನೆ ನಿಡಲಾಗಿದೆ. ದಯವಿಟ್ಟು ತಿಳಿದುಕೊಳ್ಳಬೇಕಾದುದೇನೆಂದರೆ, ಒಂದು ವೇಳೆ ಈ ಪತ್ರವು ನಿಮ್ಮಿಂದ ಸ್ವೀಕೃತವಾಗದೆ ಹಿಂತಿರುಗಿ ಬಂದಿದೆ ಎಂಬ ಬರಹದೊಂದಿಗೆ ಅಂಚೆ ಇಲಾಖೆಯಿಂದ ಅದು ನಮಗೆ ಹಿಂತಿರುಗಿ ಬಂದಲ್ಲಿ ಅದನ್ನೇ ಅಂಗ್ಲ ಹಾಗೂ ಸ್ಥಳಿಯ ಭಾಷೆಯ ಪತ್ರಿಕೆಯಲ್ಲಿ ಪ್ರಕಟಿಸಲಾಗುವುದು. ಮುಂದುವರಿದು, ನಾವು ಇನ್ವೆಂಟರಿ ದಿನಾಂಕ 09.01.2025 ರಂತೆ ಪಟ್ಟಿ ಮಾಡಲಾದ ವಸ್ತುಗಳ ಸಹಿತ ಯಾವುದೇ ಪೂರ್ವ ಸೂಚನೆ ನೀಡದೆ, ನಿಮ್ಮ ಸಾಲದ ಖಾತೆಯಿಂದ ಬರಬೇಕಾದ ಬಾಕಿ ಹಣದ ವಸೂಲಿಗಾಗಿ ಇ-ಹರಾಜನ್ನು ನಡೆಸಲಿದ್ದೇವೆ.ಸಹಿ/- ಮುಖ್ಯ ವ್ಯವಸ್ಥಾಪಕರು ಮತ್ತು ಅಧಿಕೃತ ಅಧಿಕಾರಿಭಾರತೀಯ ಸ್ಟೇಟ್ ಬ್ಯಾಂಕ್,ಸ್ಪೆಸ್ಟ್ ಅಸೆಟ್ಸ್ ರಿಕವರಿ ಶಾಖೆ, ಬೆಂಗಳೂರು GRIHUMಗೃಹಂ ಹೌಸಿಂಗ್ ಫೈನಾನ್ಸ್ ಲಿಮಿಟೆಡ್(ಹಿಂದೆ ಪೂನಾವಲ್ಲ ಹೌಸಿಂಗ್ ಫೈನಾನ್ಸ್ ಲಿಮಿಟೆಡ್ ಎಂದು ಕರೆಯಲಾಗುತ್ತಿತ್ತು)ಡಿಮಾಂಡ್ ನೋಟೀಸ್2002 ರ ಸರ್ಫೇಸಿ ಕಾಯಿದೆ ८० 13(2) ८ನೋಂದಾಯಿತ ಕಛೇರಿ : 6ನೇ ಮಹಡಿ, ಬಿ-ಬಿಲ್ಡಿಂಗ್, ಗಂಗಾ ಟ್ರೊನೋ, ಬಿಸಿನೆಸ್ ಪಾರ್ಕ್, ಲೋಹೆಗೋನ್, ಪುಣೆ-411014ಕೆಳಕಂಡಂತೆ ತಿಳಿಸಲಾದ ಸಾಲಗಾರರು/ ಸಹ-ಸಾಲಗಾರರು/ ಜಾಮೀನುದಾರರುಗಳಾದ ನೀವುಗಳು ನಿಮ್ಮ ಆಸ್ತಿಗಳನ್ನು ಗೃಹಂ ಹೌಸಿಂಗ್ ಫೈನಾನ್ಸ್ ಲಿಮಿಟೆಡ್ (ಹಿಂದೆ ಪೂನಾವಲ್ಲ ಹೌಸಿಂಗ್ ಫೈನಾನ್ಸ್ ಲಿಮಿಟೆಡ್ ಎಂದು ಕರೆಯಲಾಗುತ್ತಿತ್ತು ಇದನ್ನು ಗೃಹಂ ಹೌಸಿಂಗ್ ಫೈನಾನ್ಸ್ ಲಿಮಿಟೆಡ್ ಎಂಬುದಾಗಿ 2023 ರ ನವೆಂಬರ್ 17 ರಿಂದ ಜಾರಿಗೆ ತರಲಾಗಿದೆ). (ಹಿಂದೆ ಮ್ಯಾಗ್ನಾ ಹೌಸಿಂಗ್ ಪೈನಾನ್ಸ್ ಲಿಮಿಟೆಡ್ ಎಂದು ಕರೆಯಲಾಗುತ್ತಿತ್ತು ಮತ್ತು ಮೂಲತಃ ಜೀ ಮನಿ ಹೌಸಿಂಗ್ ಫೈನಾನ್ಸ್ ಪಬ್ಲಿಕ್ ಅನ್ಲಿಮಿಟೆಡ್ ಕಂಪನಿಯ ಹೆಸರಿನೊಂದಿಗೆ ಸಂಯೋಜನೆಗೊಂಡಿದೆ) ಭದ್ರಾ ಸಾಲಿಗರು ಉಲ್ಲೇಖಿಸಿದ ನಂತರ ನೀವು ಗೃಹಸಾಲ/ ಆಸ್ತಿ ಎದುರಾಗಿ ಸೌಲಭ್ಯ(ಗಳ) ಸಾಲವನ್ನು ಪಡೆದಿರುತ್ತೀರಿ. ನೀವು ಮರುಪಾವತಿಯಲ್ಲಿ ಸುಸ್ತಿಯಾಗಿರುವುದರಿಂದ ನಿಮ್ಮ ಸಾಲವನ್ನು ನಿಷ್ಕಾರ್ಯ ಆಸ್ತಿ ಎಂಬುದಾಗಿ ವರ್ಗೀಕರಿಸಲಾಗಿದೆ. 2002 ರ ಹಣಕಾಸು ಆಸ್ತಿಗಳ ಭದ್ರತೆ ಮತ್ತು ಪುನರ್ ನಿರ್ಮಣ ಹಾಗೂ ಭದ್ರತಾ ಹಿತಾಸಕ್ತಿ ಜಾರಿ ಕಾಯಿದೆಯ ಕಲಂ 13(2) ರಡಿ ಡಿಮಾಂಡ್ ನೋಟೀಸ್ ಜಾರಿ ಮಾಡಲಾಗಿತ್ತು. ಕೊನೆಯದಾಗಿ ತಿಳಿದುಬಂದ ವಿಳಾಸಗಳಿಗೆ ಕಳುಹಿಸಿ ಬಾಕಿ ವಸೂಲಾತಿ ಮಾಡಿಕೊಳ್ಳುವುದಾಗಿ ತಿಳಿಸಲಾಗಿತ್ತು. ಆದರೆ ಅದು ಬಟವಾಡೆ ಆಗದೆ ಹಿಂತಿರುಗಿ ಬಂದಿದೆ. ಆದುದರಿಂದ ಅದರಲ್ಲಿನ ವಿಷಯವನ್ನು ಹಣಕಾಸು ಅಸ್ತಿಗಳ 2002 ರ ಭದ್ರತಾ ಹಿತಾಸಕ್ತಿ (ಜಾರಿ) ನಿಯಮಗಳ ನಿಯಮ 3(1) ರೊಂದಿಗೆ ಓದಿಕೊಳ್ಳಬೇಕಾದ ಸದರಿ ಕಾಯಿದೆ 13(2) ರಂತೆ ಈ ಮೂಲಕ ಪ್ರಕಟಿಸಲಾಗಿದೆ ಮತ್ತು ಇದನ್ನು ಪರ್ಯಾಯ ರೀತಿಯಲ್ಲಿ ನಿಮನೆ ತಿಳಿಸಿದಂತಾಗಿದೆ.ಸಾಲಗಾರರ, ಸಹ-ಸಾಲಗಾರರ, ಜಾಮೀನುದಾರರ ಭದ್ರತೆಗಳ ವಿವರ, ಬಾಕಿ ಮೊತ್ತಕಾಯಿದೆ 12(2) ರಡಿ ಡಿಮಾಂಡ್ ನೋಟೀಸ್ ನೀಡಲಾಗಿದ್ದು ಮತ್ತು ಕ್ರೈಮ್ ಮಾಡಲಾಗುವ ಮೊತ್ತವನ್ನು ಈ ಕೆಳಗಿನಂತೆ ವಿವರಿಸಲಾಗಿದೆ.momoo, xa-mumdo ಜಾಮೀನುದಾರರ ಹೆಸರು ಮತ್ತು ಸಾಲದ ಮೊತ್ತಅಡಮಾನಿತ ಆಸ್ತಿಯ ವಿವರಣೆಡಿಮಾಂಡ್ ನೋಟೀಸ್ ದಿನಾಂಕಬಾಕಿ ಮೊತ್ತ ರೂ. ಗಳಲ್ಲಿಹನಮಪ್ಪ ಶೇಖರಪ್ಪ ಹರಳಪುರ, ಶೇಖರಪ್ಪ ಹನಮಪ್ಪ ಹರಳಪುರಸಾಲದ ಮೊತ್ತ : ರೂ 741972/-HL00673100000005024367ಅನೂಪ್ ಸಿಂಕ್, ಜ್ಯೋತಿ ಸಿಂಗ್ ಸಾಲದ ಮೊತ್ತ : ರೂ 2581680/-ಸಾಲದ ನಂ.HL 0113GBGG00001076ಸಕಲ ಸಮಸ್ತವೂ ಸೇರಿದಂತೆ ವಾಸದ ಆಸ್ತಿ ನಿವೇಶನ ನಂ. 4ಎ, ಅಸೆಸ್ಮೆಂಟ್ ನಂ. 64/1, ಗಿಡ್ಡನಹಳ್ಳಿ ಗ್ರಾಮ, ಕಡಬಗೆರೆ ಗ್ರಾಮ ಪಂಚಾಯತ್, ದಾಸನಪುರ ಹೋಬಳಿ, ಬೆಂಗಳೂರು ಉತ್ತರ ತಾಲೂಕು ಮತ್ತು ಅಳತೆ ಪೂರ್ವದಿಂದ ಪಶ್ಚಿಮ 28 ಅಡಿ ಮತ್ತು ಉತ್ತರದಿಂದ ದಕ್ಷಿಣ 22 ಅಡಿ, ಒಟ್ಟಾರೆ ಆಳತೆ 616 ಚದರಡಿ ಮತ್ತು ಚಕ್ಕುಬಂದಿ : ಪೂರ್ವಕ್ಕೆ : ಇತರರ ಆಸ್ತಿ, ಪಶ್ಚಿಮಕ್ಕೆ : ರಸ್ತೆ, ಉತ್ತರಕ್ಕೆ : ಆಸ್ತಿ ನಂ. 4, ದಕ್ಷಿಣಕ್ಕೆ : ಆಸ್ತಿ ನಂ.5ಸಕಲ ಸಮಸ್ತವೂ ಸೇರಿದಂತೆ ವಾಸದ ಆಸ್ತಿ ಅಪಾರ್ಟ್ಮೆಂಟ್ ನಂ. 303, ಮುನಿಸಿಪಲ್ ನಂ. 62/11, ಮೂರನೇ ಮಹಡಿ, ‘ಸಿಯಾನ್ ವ್ಯಾಲಿ’ ಎಂಬ ಹೆಸರಿನ ಬಹುಮಹಡಿ ಕಟ್ಟಡ, ನಿವೇಶನ ನಂ. 3, 4, 5 & 6, ಖಾತಾ ನಂ. 253/1, ಹಳೇ ನಂ. 362/253/1, ಕಗ್ಗದಾಸಪುರ ಗ್ರಾಂ, ಕೆಆರ್ ಪುರಂ ಹೋಬಳಿ, ಬೆಂಗಳೂರು ಪೂರ್ವ ತಾಲೂಕು, ಹಾಲಿ ಮುನಿಸಿಪಲ್ ನಂ. 253/1, ಕಗ್ಗದಾಸಪುರ, ಸಿ.ವಿ.ರಾಮನ್ ನಗರ, ಕಾರ್ಪೋರೇಷನ್ ವಾಡ್ ನಂ. 83, ಬೆಂಗಳೂರು ಜೊತೆಗೆ 404 ಚದರಡಿ ಭೂಮಿಯಲ್ಲಿ ಅವಿಭಜಿತ ಪಾಲು, 1,525 ಚದರಡಿ ಸೂಪರ್-ಬಿಲ್ಟ್ಅಪ್ ಪ್ರದೇಶ ಜೊತೆಗೆ ಒಂದು ಕವರ್ಡ್ ಕಾರ್ ಪಾರ್ಕಿಂಗ್ ಜಾಗ, ಒಟ್ಟಾರೆ ಆಸ್ತಿಯ ಚಕ್ಕುಬಂದಿ : ಪೂರ್ವಕ್ಕೆ : ರಸ್ತೆ, ಪಶ್ಚಿಮಕ್ಕೆ : ಖಾಸಗಿ ಆಸ್ತಿ, ಉತ್ತರಕ್ಕೆ : ನಿವೇಶನ ನಂ. 2. ದಕ್ಷಿಣಕ್ಕೆ : ನಿವೇಶನ ನಂ. 709/07/2025ರೂ. 797326/- (ಏಳು ಲಕ್ಷದ ತೊಂಭತ್ತೇಳು ಸಾವಿರದ ಮೂರುನೂರಾ ಇಪ್ಪತ್ತಾರು ರೂ ಮಾತ್ರ) ಜೊತೆಗೆ ತದನಂತರದ ವಾರ್ಷಿಕ @ 13.35% ພ໕ ໖ ಪಾವತಿಯವರೆಗೆ09/07/2025ರೂ. 2345305/- (ಇಪ್ಪತ್ತೂರು ಲಕ್ಷದ ನಲವತ್ತೈದು ಸಾವಿರದ ಮೂರುನೂರಾ ಐದು @ 12.98% ಬಡ್ಡಿ ಯೊಂದಿಗೆ ಮರು ಪಾವತಿಯವರೆಗೆ ರೂ ಮಾತ್ರ) ಜೊತೆಗೆ ತದನಂತರದ ವಾರ್ಷಿಕಅಕುಲ ಸರವಣ್ ಕುಮಾರ್ಸಾಲದ ಮೊತ್ತ : ರೂ 6000000/-ಸಾಲದ ನಂ.HF 0113H20100705ಸಕಲ ಸಮಸ್ತವೂ ಸೇರಿದಂತೆ ವಾಸದ ಆಸ್ತಿ ನಿವೇಶನ ನಂ. 13, ಆಸ್ತಿ ನಂ. 46, ಸರ್ವೆ ನಂ. 46, ಅಳತೆ ಪೂರ್ವದಿಂದ ಪಶ್ಚಿಮ 39 ಆಡಿ, ಉತ್ತರದಿಂದ ದಕ್ಷಿಣ 32 ಆಡಿ, ಒಟ್ಟಾರೆ ಅಳತೆ 1248 ಚದರಡಿ, ಕಟ್ಟಿಗೇನಹಳ್ಳಿ ಗ್ರಾಮ, ಬೆಂಗಳೂರು ಉತ್ತರ ತಾಲೂಕು, ಹಾಲಿ ಬಿಬಿಎಂಪಿ ವ್ಯಾಪ್ತಿ ಮತ್ತು ಚಕ್ಕುಬಂದಿ : ಪೂರ್ವಕ್ಕೆ : ಖಾಸಗಿ ಆಸ್ತಿ, ಪಶ್ಚಿಮಕ್ಕೆ : 25 ಅಡಿ ರಸ್ತೆ, ಉತ್ತರಕ್ಕೆ : ನಿವೇಶನ ನಂ.21, ದಕ್ಷಿಣಕ್ಕೆ : ಖಾಸಗಿ ಆಸ್ತಿ,09/07/2025ರೂ. 6398026/- (ಅರವತ್ತೂರು ಲಕ್ಷದ ತೊಂಭತ್ತೆಂಟು ಸಾವಿರದ ಇಪ್ಪತ್ತಾರು ರೂ ಮಾತ್ರ) ಜೊತೆಗೆ ತದನಂತರದ ವಾರ್ಷಿಕ @ 13.85% ಬಡ್ಡಿ ಯೊಂದಿಗೆ ಮರು ಪಾವತಿಯವರೆಗೆಸಾಲಗಾರ/ರ ಮತ್ತು ಸಹ-ಸಾಲಗಾರ/ರ, ಜಾಮೀನುದಾರರುಗಳಾದ ನಿಮ್ಮಗಳಿಗೆ ಕರೆ ನೀಡುವುದೇನೆಂದರೆ, ಡಿಮಾಂಡ್ ನೋಟೀಸ್ನಲ್ಲಿರುವ ಮೊತ್ತ ಜೊತೆಗೆ ಮೇಲೆ ತಿಳಿಸಿದಂತೆ ಬಡ್ಡಿಯನ್ನು ಪೂರ್ತಿಯಾಗಿ ಈ ನೋಟೀಸ್ ನೀಡಿದ 60 ದಿನಗಳ ಒಳಗಾಗಿ ಪಾವತಿ ಮಾಡಬೇಕು. ವಿಫಲರಾದಲ್ಲಿ ಕೆಳಸಹಿದಾರರು ಮೇಲೆ ತಿಳಿಸಿದ ಭದ್ರತೆಗಳ ಮೇಲೆ ಕ್ರಮವನ್ನು ಕಾಯಿದೆ ಪ್ರಕಾರ ಕೈಗೊಳ್ಳುತ್ತಾರೆ. ನೀವು ಗಮನಿಸಬೇಕಾದುದೇನೆಂದರೆ ಸದರಿ ಕಾಯಿದೆ ಕಲಂ 13(13) ರಂತೆ ಉಲ್ಲೇಖಿಸಲಾದ ಭದ್ರತೆಗಳನ್ನು ಮಾರಾಟ. ಲೀಸ್ ಅಥವಾ ಇತರೆ ರೀತಿಯಲ್ಲಿ ನಮ್ಮ ಒಪ್ಪಿಗೆ ಇಲ್ಲದೆ ಪರಭಾರೆ ಮಾಡದಂತೆ ನಿಮ್ಮನ್ನು ಪ್ರತಿಬಂಧಿಸಲಾಗಿದೆ.ಸ್ಥಳೀಯ ಭಾಷಾ ಪ್ರಕಟಣೆ ಮತ್ತು ಇಂಗ್ಲೀಷ್ ವೃತ್ತಪತ್ರಿಕೆ ಪ್ರಕಟಣೆಯ ವಿಷಯಗಳ ನಡುವೆ ಯಾವುದೇ ವ್ಯತ್ಯಾಸವಿದ್ದರೆ, ವ್ಯವಹಾರದ ಮಾನದಂಡದಲ್ಲಿ ಪ್ರಕಟವಾದ ಇಂಗ್ಲೀಷ್ ವೃತ್ತಪತ್ರಿಕೆಯ ಭಾಷೆಯ ವಿಷಯವು ಮಾನ್ಯವಾಗಿರುತ್ತದೆ.ಸ್ಥಳ : ಕರ್ನಾಟಕ໖: 18.07.2025గజం మౌసంగో వనాన్నో లిమిటిడో (ఒంచే మానవల్ల హౌసింగో శ్రీనాతో లిమిటిడో ఎందు కలియలాగుత్తికు)ಸಹಿ/- ಅಧಿಕೃತ ಅಧಿಕಾರಿ ಜಾಹೀರಾತು 07 wipro EXTRACT OF AUDITED FINANCIAL RESULTS OF WIPRO LIMITED AND ITS SUBSIDIARIES FOR THE QUARTER ENDED JUNE 30, 2025 Consolidated Audited Financial Results of Wipro Limited under IFRS (in millions, except per share data, unless otherwise stated) Particulars Quarter ended June 30, 2025 Year ended March 31, 2025 Quarter ended June 30, 2024 Revenue from operations 221,346 800,884 219,638 Profit before tax 42,583 174,957 40,216 Profit after tax 33,365 132,180 30,366 Total comprehensive income for the period 40,201 20,965 138,443 29,197 Paid-up equity share capital (Par value of 2 per share) 20,944 10,460 Reserves excluding non-controlling interest! as shown in the Audited Statement of Financial Position 807,365 807,365 739,433 Earnings per equity share (Par value of 2 per share) (EPS for quarter ended periods are not arinualized) Basic: (in) 3.18 3.17 12.56 12.52 2.87 2.87 Diluted: (in) Balance for the quarter ended June 30, 2025 and year ended March 31, 2025 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2025 and balance for the quarter ended June 30, 2024 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2024, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results of the Company for the quarter ended June 30, 2025 have been approved by the Board of Directors of the Company at its meeting held on July 17, 2025. The statutory auditors have expressed an unmodified audit opinion. Financial Results of Wipro Limited under Ind AS The financial results are prepared in accordance with indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter. Consolidated Audited Financial Results of Wipro Limited under Ind AS (in millions, except per share data, unless otherwise stated) Particulars Quarter ended June 30, 2025 Year ended March 31, 2025 Quarter ended June 30, 2024 Revenue from operations. 221,346 890,884 219,638 Profit before tax 42,583 174,957 40,216 Profit after tax 33,365 132,180 30,366 Total comprehensive income for the period 40,184 136,328 29,198 Paid-up equity share capital (Par value of 2 per share) 20,965 20,944 10,460 Reserves excluding non-controlling interest! as shown in the Audited Balance Sheet 802,607 802,697 734,880. Earnings per equity share (Par value of 2 per share) (EPS for quarter ended periods are not annualized) Basic: (in) 3.18 12.56 2.87 12.52 2.87 Diluted: (in) 3,17 Balance for the quarter ended June 30, 2025 and year ended March 31, 2025 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2025 and balance for the quarter ended June 30, 2024 represant balances as per the audited consolidated balance sheet for the year ended March 31, 2024, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results lunder Ind AS) of the Company for the quarter ended June 30, 2025 have been approved by the Board of Directors of the Company at its meeting held on July 17, 2025, The statutory auditors have expressed an unmodified audit opinion. Standalone Audited Financial Results of Wipro Limited under Ind AS (in millions, except per share data, unless otherwise stated) Particulars Quarter ended June 30, 2025 Year ended March 31, 2025 Quarter ended June 30, 2024 Revenue from operations 171,954 685,750 167,953 Profit before tax 45,176 146,125 33,237 Profit after tax 36,961 109,131 24,047 Total comprehensive income for the period 37,341 109,688 24,709 The audited standalone financial results (under ind AS) of the Company for the quarter ended June 30, 2025 have been approved by the Board of Directors of the Company at its meeting held on July 17, 2025. The statutory auditors have expressed an unmodified audit opinion. Vide its order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025. The Scheme has been accounted for under the “Pooling of Interests Method” as prescribed under Appendix C of Ind AS 103, “Business Combinations” as per the terms of the court order. Prior period numbers have been restated to give effect as if this mergar had occurred from the beginning of the preceding period in the financial statements ie. April 01, 2024. Notes: 1. The Board of Directors in their meeting held on July 17, 2025, declared an interim dividend of ₹5/(U.S.$0.06) per equity share and ADR (250% on an equity share of par value of ₹2/-), 2. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com). By Order of the Board, For Wipro Limited Place: Bengaluru Date: July 17, 2025 Rishad A. Premji Chairman Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru -560 035, India Website: wipro.com | Email id: info@wipro.com | Tel:+91-80-2844 0011: Fax: +91-80-2844 0054 CIN: L32102KA1945PLC020800PUBLIC NOTICE My clients 1).Sri. Chethan Rand 2) Srl. Monish Care intending to sell new Municipal No. 3, previous No.6, Old No.8, situated at Shanbhog Nanjundaiah Lane, Upparahalli, Lalbhag, Bangalore, bearing EPID No.8231255309, measuring east to west 77.5 and north to south 35 feet totally measuring 2712.5 Sq F including passage measuring 250 feet on the southern side of western portion until main Road, which is morefully described in the schedulle hereunder. Hence, the public in general and in particular, any persons, Banks, Financial Institutions, Authornities or anybody are hereby requested to register their objections if any for the proposed sale by my clients with supporting documents in the following address within 7 days from the date of publication of this notice. If there no objections registered within the stipulated time with supporting document my clients would precede further to sell the schedule property. SCHEDULE PROPERTY All that piece and parcel of new Municipal No. 3. previous No.6, Old No.8, situated at Shanbhog Nanjundaiah Lane, Upparahalli, Lalbhag, Bangalore, bearing EPID No.8231255509, measuring east to west 77.5 and north to south 35 feet totally measuring 2712.5 Sq Ft.ft including passage measuring 25X4 feet on the southern side of westem portion until main Road and bounded on: East by: House belong to Dr.Manohar Singh, West by: Passage and thereafter Govt. Road, North by: Chandramma’s House bearing Municipal No.7/1, & Doddaramaiah & Venkatanarayana Rao property, South by: N. Sathyamma’s property having Municipal No.5/4. H.R. Umadevi, Advocate No.399, 9th Main, 5th Block, 42nd Cross, Jayanagar, Bangalore-560041, Ph No 98441 70740 CAUTION-Readers are advised to make IN THE COURT OF THE VI ADDITIONAL DISTRICT AND SESSION JUDGE BENGALURU RURAL DISTRICT AT BENGALURU P & S.C. 54/2025 BETWEEN SRI SRINIVAS, Son of Lata Munigurappa, Aged about 55 years, Residing at No 150, Durgadevi Colony Mandur Village, Bidratali Hobk, Bengaluru East Tauk, Bengalur-560049 Petitioner AND HII Respondent PUBLIC NOTICE Whereas, the above Petitioner has filed a perition under section 276 of indian succession Act, praying for issue probate on the last WILL dated: 22/04/1996 executed by the petitioner’s mother Verkalamma wite of Munigurappe in favour of the petitioner in raspect of the schedule, so as to enable the petitioner to possess, egy and deal w respective schedule property, as a absolute owsers thereof as per last will and wish of deceased Venkataruma wife of Munigurappa, the testator of the said WILL and to pass such other appropriate order’s ae this Hon’ble court may deem t to grant the probate on the facts and circumstances of The case Any person having their objections for issue of Probate Certificate in respect of the Schedule in favour of the petitioners and any person having Interest may cause the same by appearing before the court in person or through their Advocate on this 30th day of August 2025 at 11.00 AM, failing which the matter will be heard and disposed off in accordance SCHEDULE All the piece and parcel of the Gramatans property bearing 167:45, Measuring to an extent of East to West 45 feet and North to South 45 foot and Gramatana property bearing 187:45 and Measuring to an extent of East to West 25 feet and North to South 25 feet, totally measuring to an extent of 2660 se feets. Situated at Mandur Vilage Bidarahall Hobili, previously Bengaluru South Taluk Presently Bengaluru East Taluk and both are commanly bounded on: East by: Property belongs to Chikka Muniyappa and Rajania, West by: Vacant Site and Road, North by Property belongs to Gurappa, South by: Vacant site and Lakshmappa. Give under my hand and seal of the court on this 17th day of July 2025. By order of the Court, Chiel Administrative Officer, District & Sessions Court, Bangalore Rural District, Bangalore. Advocate for Plain MV VENKATESH No. 53, st Floor 28th Cross Caboonpet Main Road, Bangalore-560 002 Mob. 9000805433 CAUTION-Readers are advised to make appro-priate enquiries while responding to advertisements in these columns. Kannada Prabha Publications Ltd, does not vouch for any claims made by the advertisers. The Printer, Publisher, Editor and Owner d Kannada Prabha Publications Dd, shall not be held responsiblellable for any consequences, In cise such claims are found to be false. PUBLIC NOTICE It is brought to the Notice of the General Public that our client intend to purchase the below mentioned Schedule Property from its owner Sri. SA. Narasimhamurthy Slo. Sri. Revanna, aged about 46 years, residing at No. 41, Sheshagirihalli, Hejjala Post, Bidadi Hobil, Ramanagara Taluk. The owner represents that he is the absolute owner is peaceful possession and enjoyment of the Schedule Property and same is free from all kind of encumbrances, sults and proceedings under any kind of statute. If the general public, any institutions and entities or anyone having any manner of claims, right, title, interest or demand of any nature in or over the Schedule Property, they are hereby requested to file their objections along with the supporting documents with the undersigned within the period of 10 (Ten) 10 (Ten) days from the date of publication of this notice. Objection/s received thereafter will not be binding on our client. SCHEDULE PROPERTY ALL THAT PIECE AND PARCEL OF converted residential Site bearing No. 132 in E Bleck, Old Katha No. 128A/E/132, having E-Swathu No. 150200300301522954, and as per Village Panchayat Records Property bearing No. 1284/6/132, in the residential layout called “VAJRAGIRI TOWN SHIP measuring East to West 60 feet or 18.29Mitrs, and North to South 45 feet or 13.71 Mtrs totally measuring 2700 Sq. ft. or 250.83 Sq.Mirs formed out of land bearing St. Nos. 29/2, 31/1, & 31/2 all are situated at Hampapura Village Kengert Hobli Bangalore South Taluk, the property comes with the jurisdiction of K. Gollahalli Village Panchayal, Kengeri Hobli Bangalore South Taluk Bangalore South District and duly converted for non agricultural residential purpose as per Official Memorandum bearing No. B. D. S.ALNS R(S):117/98-99, No. B.D.SAL.N.SR (S) 254/98-99, and No. B.O.S.ALN.: SR (S) 241/97-98 dated 10-06-2003, issued by the Office of the Special Deputy Commissioner, Bangalore District, and Layout Plan Sanctioned from the Bangalore Mysore Infrastructure Corridor Area Planning Authority, vide Official Memorandum No. MICAPA/VINYAS/12/2004, dated: 20/02/2004 and bounded on: East by: 30 fest Road, West by Site No.151; North by: Drain, South by: Ste No. 133. Sd/-VIJAYA H.R., Advocate VSR LEGAL Advocates & Legal Consultants, No.01, “SOWRABHA”, 2nd Main Road, Kalyana Nagar, Bangalore-560072 Ph: 9845954657/9900068017 ಜನ ಸ್ಕಾಲ್ ಫೈನಾನ್ಸ್ ಬ್ಯಾಂಕ್ | ge ge ನೋಂದಾಯಿತ ಕಛೇರಿ: ದಿ ಫೇರ್ವೇ, ನೆಲ ಮತ್ತು ಮೊದಲನೇ ಮಹಡಿ, ಸರ್ವೆ ಸಂ.10/1, 11/2 ಮತ್ತು 12/1ಬಿ, ದೊಮ್ಮಲೂರು ಪಠ್ಯ, ಕೋರಮಂಗಲ ಒಳ ವರ್ತುಲ ರಸ್ತೆ, ಇಜಿಎಲ್ ಬ್ಯುಸಿನೆಸ್ ಪಾರ್ಕ್ ನಂತರ, ಚಲ್ಲಘಟ್ಟ, ಬೆಂಗಳೂರು-560071. 2002ರ ಸರ್ಫೇಸಿ ಕಾಯಿದೆಯಕಲಂ 13(2)ರಡಿ ಡಿಮಾಂಡ್ ನೋಟಿಸ್ಆದಾಗ್ಯೂ ಕೆಳಕಂಡಂತೆ ತಿಳಿಸಲಾದ ಸಾಲಗಾರರು, ಸಹ-ಸಾಲಗಾರರು ಜಾಮೀನುದಾರರುಮತ್ತು ಅಡಮಾನದಾರರು ಆದ ನೀವು ಜನಸ್ಟಾಲ್ ಫೈನಾನ್ಸ್ ಬ್ಯಾಂಕ್ ಲಿಮಿಟೆಡ್ ನಿಂದ ನಿಮ್ಮಗಳ ಸ್ಥಿರಆಸ್ತಿಗಳನ್ನು ಅಡಮಾನ ಮಾಡಿ ಸಾಲಗಳನ್ನು ಪಡೆದಿರುತ್ತೀರಿ. ನೀವೆಲ್ಲಾ ಸಾಲ ತೀರಿಸದೇ ವಿಫಲರಾಗಿಸುತ್ತಿಯಾದುದರಿಂದ ನಿಮ್ಮ ಸಾಲದ ಖಾತೆಯನ್ನು ನಿಷ್ಠಾರ್ಯಆಸ್ತಿ ಎಂಬುದಾಗಿ ವರ್ಗೀಕರಿಸಲಾಗಿದೆ. ಆದಾಗ್ಯೂ ಜನ ಸ್ಟಾಲ್ ಫೈನಾನ್ಸ್ಬ್ಯಾಂಕ್ ಲಿಮಿಟೆಡ್ ಭದ್ರತಾ ಸಾಲಿಗರಾಗಿ ಕಾಯಿದೆಯಡಿ ಮತ್ತು ಸದರಿ ಕಾಯಿದೆಯ ಕಲಂ 1313) ಮತ್ತು 2002ರ ಭದ್ರತಾ ಹಿತಾಸಕ್ತಿನಿಯಮಗಳ ನಿಯಮ ರ ಜೊತೆಗೆಒದಗಿಬಂದ ಅಧಿಕಾರಗಳಂತೆ, ಕೆಳಕಂಡಂತಿರುವ ವಿವರಗಳ ಪಟ್ಟಿಯ ಕಾಲಂ ಸಂ.2ರಲ್ಲಿತಿಳಿಸಲಾದ ಸಾಲಗಾರರು/ಸಹ-ಸಾಲಗಾರರು/ ಜಾಮೀನುದಾರರು/ಅಡಮಾನದಾರರುಗಳಿಗೆ ಡಿಮಾಂಡ್ ನೋಟೀಸ್ ಜಾರಿಮಾಡಿ ನೋಟೀಸ್ನಲ್ಲಿ ನಮೂದಿಸಲಾದ ಬಾಕಿ ಸಾಲದ ಮೊಬಲಗುಮತ್ತು ತದನಂತರದ ಬಡ್ಡಿ ಸೇರಿದ ಮೊತ್ತವನ್ನು ಡಿಮಾಂಡ್ ನೋಟೀಸ್ ದಿನಾಂಕದಿಂದ 66 ದಿನಗೊಳಗಾಗಿ ತೀರಿಸಬೇಕೆಂದು ಸೂಚಿಸಲಾಗಿತ್ತು. ಆದರೆ ಕೆಲವು ವಿವಿಧಕಾರಣಗಳಿಂದ ನೋಟೀಸ್ಗಳ ಸರ್ವ್ ಮಾಡಲಾಗಲಿಲ್ಲ. 1 ಸಾಲಗಾರ/ಸಹ-ಸಾಲಗಾರ/ಜಾಮೀನುದಾರ/ಅಡಮಾನದಾರರ ಹೆಸರು ಸಾಲದ ಖಾತೆ ಸಂಖ್ಯೆಮತ್ತು ಸಾಲದ ಮೊತ್ತ ಪರಿಮಾಣಕ್ಕೆಒಳಗಾಗುವ ಭದ್ರತಾ ಆಸ್ತಿಯ ವಿವರಣೆ adacor ಬಾಕಿ ಮೊತ್ತ ಕೆಳಕಂಡಂತೆಇದ್ದಂತೆ 1) ಶ್ರೀ ಸುಲ್ತಾನ್ ಸಲಾವುದ್ದೀನ್ 2) శ్రీనియతి ఆఫ్రికలో ఎనో 2 ಸಾಲದ ಖಾತೆ ಸಂಖ್ಯೆ 79189420000175 ಸಾಲದ ಮೊತ್ತ Rs.35,97,292- ಅಡಮಾನಿತ ಸ್ಥಿರಾಸ್ತಿ : ಸಕಲ ಸಮಸ್ತವೂ ಸೇರಿದಂತೆಸ್ಥಿರಾಸ್ತಿ ಭೂಮಿ ಮತ್ತು ವಾಸದಮನೆ ನಿವೇಶನ ನಂ. 55/9-2-21. 3. 21/3 0. 55/20 2 21 2৫৯০৪ ಯಿಂದ ನಿಗದಿತ ಪಿಐಡಿನಂ. 64-1-21/3, 1ನೇ ಕ್ರಾಸ್, ಗುರಪ್ಪನಪಾಳ್ಯಮುಖ್ಯ ರಸ್ತೆ, ಬೆಂಗಳೂರು (ಹಿಂದೆ 대 . 55/1, 10. 55/2, 20. 55-2/2), mý, 0, 0 ಪಾಳ್ಯ, ಬೇಗೂರು ಹೋಬಳಿ, ದಕ್ಷಿಣ ತಾಲೂಕು) ಬೆಂಗಳೂರು, ಹಾಲಿ ಬಿಬಿಎಂಪಿ ಆಡಳಿತವ್ಯಾಪ್ತಿ, ಬೆಂಗಳೂರು ವಾರ್ಡ್ ನಂ. 170. ಅಳತೆ ಪೂರ್ವದಿಂದ ಪಶ್ಚಿಮಕ್ಕೆ 50 ಆಡಿ ಮತ್ತು ಉತ್ತರದಿಂದ ದಕ್ಷಿಣಕ್ಕೆ 40 ಅಡಿ, ಒಟ್ಟಾರೆ ಅಳತ 2000 ಚದರಡಿ, ಮತ್ತು ಚಿಕ್ಕುಬಂದಿ : ಪೂರ್ವಕ್ಕೆ ರಸ್ತೆ, ಪಶ್ಚಿಮಕ್ಕೆ ಒಳಚರಂಡಿ ಮತ್ತು ಮುನಿಚಿನ್ನಪ್ಪ ರವರ ಆಸ್ತಿ, ಉತ್ತರಕ್ಕೆ : ಮೊಹಮ್ಮದ್ ಅಪ್ರೋಜ್ ರವರ ಆಸ್ತಿ, ದಕ್ಷಿಣಕ್ಕೆ : ಆರ್ ಪ್ರಕಾಶ್ ರವರು ಪಡೆದಿರುವ ಅದೇಆಸ್ತಿಯ ಉಳಿದ ಭಾಗ, ಅಳತೆ 3050 ಆಡಿ. 02.07.2025 ನೋಟೀಸ್ దినాంశ: 10.07.2025 28. 41,39,845.37 (ನಲವತ್ತೊಂದುಲಕ್ಷದ ಮೂವತ್ತೊಂಬತ್ತು ಸಾವಿರದ ರೂಪಾಯಿ ಮೂವತ್ತೇಳು 08-07-2015 0 ಬಾಕಿ ಇದ್ದಂತೆ 1) శ్రీఎనో 2) ಶ್ರೀಮತಿ ಶಾಂತಮ್ಮ ಎ ಸಾಲದ ಖಾತೆಸಂಖ್ಯೆ 32689630000122 ಸಾಲದ ಮೊತ್ತ Rs.3,00,000/- ಅಡಮಾನಿತ ಸ್ಥಿರಾಸ್ತಿ : ಸಕಲ ಸಮಸ್ತವೂ ಸೇರಿದಂತೆ ಆಸ್ತಿ ನಿವೇಶನ ನಂ. 532, ಸರ್ವೆ ನಂ. 14, ಅಳತ ಪೂರ್ವದಿಂದ ಪಶ್ಚಿಮ 15 ಅಡಿ ಮತ್ತು ಉತ್ತರ ದಕ್ಷಿಣ 30 ಅಡಿ, ಒಟ್ಟಾರೆ ಅಳತೆ 450 ಚದರಡಿ, m et, reset, sorteo e, ಬಿಬಿಎಂಪಿವಾರ್ಡ್ ನಂ. 199 ಮತ್ತು ಚಕ್ಕುಬಂದಿ : ಪೂರ್ವಕ್ಕೆ: ನಿವೇಶನ ನಂ. 529, ಪಶ್ಚಿಮಕ್ಕೆ : ನಿವೇಶನ ನಂ. 533, ಉತ್ತರಕ್ಕೆ : ಪ್ಯಾಸೇಜ್ (ರಸ್ತೆ), ದಕ್ಷಿಣಕ್ಕೆ : ನಿವೇಶನ ನಂ. 543. ಎನ್ಪಿಎ ದಿನಾಂಕ 02.07.2025 దీనాంశ: 15.07.2025 áë. 1,91.196.17 ಒಂದುಲಕ್ಷದ ತೊಂಬತ್ತೊಂದು ಸಾವಿರದ ನೂರತೊಂಬತ್ತಾರು ರೂಪಾಯಿ ಹದಿನೇಳು ) 13-07-2025 ರಂದು ಬಾಕಿ ಇದ್ದಂತೆಆದುದರಿಂದ ಕಲಂ ಸಂ.2ರಲ್ಲಿತಿಳಿಸಲಾದ ಸಾಲಗಾರರು/ಸಹ-ಸಾಲಗಾರರು/ ಜಾಮೀನುದಾರರುಮತ್ತು ಅಡಮಾನದಾರರುಗಳಿಗೆ ಸೂಚನೆ ನೀಡಿ ಕರೆ ನೀಡುವುದೇನೆಂದರೇಸಂಬಂಧಿಸಿದ ಸಾಲಗಾರರು/ಸಹಸಾಲಗಾರರ ಕಲಂ ಕದ ಎದುರಾಗಿಸೂಚಿಸಲಾದ ದಿನಾಂಕದಂದು ಬಾಕಿ ಇದ್ದಂತೆ ಮತ್ತುಪಾವತಿಸಬೇಕೆಂಬುದಾಗಿ ಕಂಡು ಬಂದ ಕಲಂ 6ರಲ್ಲಿ ತೋರಿಸಿದಂತೆ ಬಾಕಿ ಮೊತ್ತವನ್ನು ಸೂಚನೆಪ್ರಕಟಿಸಿದ 40 ದಿನಗಳ ಒಳಗಾಗಿ ಪಾವತಿ ಮಾಡಲೇಬೇಕು. ಒಟ್ಟಾರೆ ಮೊತ್ತ ಜೊತೆಗೆ ತದನಂತರದ ಬಡ್ಡಿ ಮತ್ತು ಪಾವತಿಯಾಗುವ ದಿನಾಂಕದವರೆಗೆ ಪಾವತಿಸಬೇಕಾದ ಇತರೆಗಳನ್ನು ಸೇರಿದ ಬಾಕಿ ಸಾಲದ ಮೊತ್ತಪಾವತಿಯಾಗದೇ ಇದ್ದ ಪಕ್ಷದಲ್ಲಿ ಜನಸ್ಮಾಲ್ ಫೈನಾನ್ಸ್ ಬ್ಯಾಂಕ್ ಲಿಮಿಟೆಡ್ ಆದ ನಾವು ಕಲಂ 4 ರಲ್ಲಿ ತೋರಿಸಲಾದ ಆಸ್ತಿಗಳ ಮೇಲೆ ಭದ್ರತಾ ಹಿತಾಸಕ್ತಿಯನ್ನುಜಾರಿ ಮಾಡುವ ಸಮಂಜಸ ಕ್ರಮ ಕೈಗೊಳ್ಳಲಾಗುವುದು ಅನಿವಾರ್ಯವಾಗುತ್ತದೆ. ಸದರಿ ಫೈನಾನ್ಸಿಯಲ್ ಸಾಲಗಾರರ/ಸಹ- (ಸಹ-ಸಾಲಗಾರರ/ ಜಾಮೀನುದಾರರ/ಅಡಮಾನದರರ ವಿರುದ್ಧ ಜನ ಸ್ಮಾಲ್ ಫೈನಾನ್ಸ್ಬ್ಯಾಂಕ್ ಲಿಮಿಟಿಗೆ ಲಭ್ಯವಾಗುವ ಅಂತಹ ಹಕ್ಕುಗಳು ಮತ್ತುಪರಿಹಾರಗಳ ಬಗ್ಗೆ ಪೂರ್ವಾಗ್ರಹವಿಲ್ಲದೇ ಈ ನೋಟಸನ್ನು ಹೊರಡಿಸಲಾಗಿದೆ. ನಿಮಗೆ ನೀಡುವ ಎಚ್ಚರಿಕೆಯೇನೇಂದರೇ ಸದರಿ ಕಾಯಿದೆಯ ಕಲಂ 13(13) ರಸ್ತೆಯ ನೀವು ಮೇಲಿನ ಭದ್ರತೆಯಬಗ್ಗೆ ಯಾವುದೇ ವ್ಯವಹಾರ ಮಾಡದಂತೆ) ಭದ್ರತೆಯನ್ನು ವಿಲೇವಾರಿ ಮಾಡದಂತೆ ಅಥವಾ ಭದ್ರತಾ ಆಸ್ತಿಯನ್ನುಭದ್ರತಾ ಸಾಲಿಗದ (ಸೆಕ್ಯೂರ್ಡ್ ಕ್ರೆಡಿಟರ್) ಪೂರ್ವಾನುಮತಿಯಿಲ್ಲದೇ ಮಾರಾಟ ಮಾಡದಂತೆ ಅಥವಾ ವರ್ಗಾಯಿಸದಂತೆ ಅಥವಾಇತರೆ ರೀತಿಯಲ್ಲಿ ಏನೂ ಮಾಡದಂತೆ ಪ್ರತಿಬಂಧಿಸಲಾಗಿದೆ. 30: 18.07.2025. ए ಸಹಿ/- ಅಧಿಕೃತ ಅಧಿಕಾರಿ, ಜನ ಸ್ಟಾಲ್ ಫೈನಾನ್ಸ್ಬ್ಯಾಂಕ್ ಲಿಮಿಟೆಡ್ ಪರವಾಗಿ